April 24, 2012

Larry Greene, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Harris & Harris Group, Inc.
File Numbers 814-176

Dear Mr. Greene:

We received your verbal comments on April 17, 2012, regarding the preliminary proxy materials on Schedule 14A for Harris & Harris Group, Inc. (the “Company”), as filed by us on April 12, 2012.

After due consideration of your comments, below is a discussion of the responses and changes to the Company's Proxy materials. These changes have been reflected in the definitive proxy materials filed on Schedule 14A on April 24, 2012.

In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments, changes to disclosure in response to staff comments and the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing. We further acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in your review of our filing or in response to your comments on our filing.

For ease of reference, the comments of the staff of the Commission are set forth below in italics. The response of the Company to each of the staff's comments is set forth immediately below the text of the comment to which it relates. Unless otherwise indicated, page references are to the pages in the proxy statement included with the definitive proxy materials.

The Company's responses to your comments are as follows:

1. Confirm the font size in the printed definitive proxy statement will meet the type size requirements.

We have complied with this comment.

2. In the Questions and Answers on page 4, include information about what type of advanced notice, if any, shareholders need to provide the Company if they wish to propose proposals from the floor.

We have complied with this comment by clarifying that the current disclosure applies to all proposals and not just shareholder nominations. Please see page 4.

3. On pages 8 through 11, you have listed the “Areas of Relevant Experience” of the nominees for director. The bullet approach may not be the type of disclosure called for specifically. Please revise the disclosure to include the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.

We have complied with this comment. Please see pages 8 through 12.

Proposal 2 (Selection of Independent Registered Public Accountant)

4. On page 43, you state that “[r]epresentatives of PwC will not attend the Annual Meeting in person but will be available to respond to appropriate questions by telephone.” Please explain what you mean by “appropriate.”

We have complied with this comment by removing the word “appropriate.” Please see page 43.

Proposal 3 (Advisory Vote on Executive Compensation)

5. Please include additional disclosure from the Executive Summary information on page 23-24 from the Compensation Discussion & Analysis (“CD&A”) section on page 45 in Proposal 3 (Advisory Vote on Executive Compensation).

We have complied with this comment. Please see page 45.

6. On page 45, please add disclosure referencing that the disclosure is provided pursuant to Regulation SK 402.

We have complied with this comment. Please see page 45.

Proposal 4 (Approval of the Amended and Restated Harris & Harris Group, Inc. 2012 Equity Incentive Plan)

7. Please send supplementally a copy of the exemptive order from the Commission permitting the issuance of restricted stock (the “Order”).

We have attached a copy of the Order.

8. In the second paragraph on page 46, you state that “[a]lthough the Amended Stock Plan permits us to continue to grant stock options, our Compensation Committee currently plans to discontinue further grants of stock options under the Amended Stock Plan if it is approved by our shareholders.” Please add disclosure explaining how firm the plans are to discontinue the granting of stock options and for what length of time. Disclose whether options could be granted in the future.

We have complied with this comment. Please see page 47.

We believe that the above responses adequately respond to the concerns raised in your comments. We have filed the revised proxy statement with the definitive materials on Schedule 14A. In addition, on April 23, 2012, I sent you an email with the changed pages reflecting our responses to your comments. We are attaching a copy of these pages herewith. Should you have any additional comments or concerns, please feel free to contact the undersigned at 212-582-0900, extension 15.

Sincerely,

/s/ Sandra Matrick Forman

Sandra Matrick Forman

cc: Douglas W. Jamison, CEO